UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

YOUNG BROADCASTING INC.
(Name of Issuer)

Class A Common Stock, $.001 par value per share
(Title of Class of Securities)

987434107
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. 987434107	Page 2 of 6 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ERIC SEMLER

2	Check the Appropriate Box If a Member of a Group (See Instructions)

a. [ ] b. [X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5 6 7 8	Sole Voting Power 1,163,829 Shared Voting Power 0 Sole Dispositive Power 1,163,829 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,163,829

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

6.52%

12	Type of Reporting Person (See Instructions)

IN; HC

Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Young Broadcasting Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

599 Lexington Avenue, New York, New York 10022

Item 2(a)	Name of Person Filing:

                         The Statement is filed on behalf of Mr. Eric Semler (“Mr. Semler”).

                         This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital International, Ltd., a Cayman Islands corporation (“TCS Capital International”), TCS Capital, LP, a Delaware limited partnership (“TCS Capital”), and TCS Capital II, LP, a Delaware limited partnership (“TCS Capital II”).

                         TCS Capital Management, LLC, a Delaware limited liability company (“TCS Capital Management”), is the investment manager of each of TCS Capital International, TCS Capital and TCS Capital II. In his capacity, as the managing member of TCS Capital Management, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of the TCS Capital International, TCS Capital and TCS Capital II.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

                          The address of the principal business office of Mr. Semler is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)	Citizenship:

                         Mr. Semler is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $.001 per share (the “Class A Shares”)

Item 2(e)	CUSIP Number:

987434107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Page 4 of 6 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

                          As of December 31, 2004, Mr. Semler may be deemed to be the beneficial owner of 1,163,829 Class A Shares. This number consists of (A) 778,208 Class A Shares held for the account of TCS Capital International, (B) 67,510 Class A Shares held for the account of TCS Capital, and (C) 318,111 Class A Shares held for the account of TCS Capital II.

Item 4(b)	Percent of Class:

                          According to the Issuer’s most recent Quarterly Report on Form 10-Q, there were 17,846,467 Class A Shares and 2,078,233 shares of Class B common stock of the Issuer (“Class B Shares”) outstanding as of November 3, 2004. The 1,163,829 Class A Shares of which Mr. Semler may be deemed to be the beneficial owner constitute approximately 6.52% of the total number of outstanding Class A Shares.

                          Holders of Class A Shares are entitled to one vote per share, and holders of Class B Shares are entitled to ten votes per share, except for votes relating to certain significant transactions. Holders of both classes of common stock of the Issuer vote together as a single class on all matters presented for a vote, except as otherwise required by law. Accordingly, as of December 31, 2004, the 1,163,829 Class A Shares of which Mr. Semler may be deemed to be the beneficial owner constitute approximately 3.01% of the voting power when the Class A Shares and Class B Shares vote together as a single class, except for votes relating to certain significant transactions.

Item 4(c)	Number of shares as to which such person has:

Mr. Semler
(i) Sole power to vote or direct the vote:	1,163,829
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	1,163,829
(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

                          By signing below Mr. Semler certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 6 of 6 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	ERIC SEMLER
/s/ Eric Semler